23(d)(2)(y)(i)	Sub-Advisory Agreement (Amendment) — Transamerica MFS International Equity dated 8-1-09

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AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
TRANSAMERICA ASSET MANAGEMENT, INC. AND
MFS® INVESTMENT MANAGEMENT
THIS AMENDMENT is made as of August 1, 2009 to the Sub-Advisory Agreement dated as of July 1, 2006, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and MFS® Investment Management on behalf of Transamerica MFS International Equity. In consideration of the mutual covenants contained therein, the parties agree as follows:
Compensation. Effective August 1, 2009, the sub-advisory fee rate set forth in Schedule A to the Agreement for Transamerica MFS International Equity is as follows:
0.45% of the first $250 million of average daily net assets; 0.425% of average daily net assets over $250 million up to $500 million; 0.40% of average daily net assets over $500 million up to $1 billion; and 0.375% of average daily net assets in excess of $1 billion.*

*	The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with the same named fund managed by the Sub-Adviser for Transamerica Series Trust.
In all other respects, the Sub-Advisory Agreement dated as of July 1, 2006, as amended, is confirmed and remains in full force and effect.
The parties hereto have caused this amendment to be executed as of August 1, 2009.

TRANSAMERICA ASSET MANAGEMENT, INC.

By: Name:	/s/ Christopher A. Staples Christopher A. Staples
Title:	Senior Vice President
Date:	July 28, 2009

MFS® INVESTMENT MANAGEMENT

By: Name:	/s/ Robert J. Manning Robert J. Manning
Title:	President
Date:	August 1, 2009

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